UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Far East Energy Corporation

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

307325100

(CUSIP Number)

Tim Whyte

Sofaer Global Research (UK) Ltd.

9 Upper Belgrave Street

London SW1X 8BD

United Kingdom

+44-20-7259-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box.  ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 307325100	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sofaer Capital Natural Resources Hedge Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

24,599,749
9 SOLE DISPOSITIVE POWER

739,900
10 SHARED DISPOSITIVE POWER

9,664,779

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,664,779
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

1.	SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Far East Energy Corporation, a Nevada corporation (the “Issuer”), whose principal executive offices are located at 400 N. Sam Houston Parkway East, Suite 205, Houston, Texas 77060.

2.	IDENTITY AND BACKGROUND.

A.	This statement is filed by Sofaer Capital Natural Resources Hedge Fund, a Cayman Islands mutual trust (“Sofaer Resources”).

B.	Set forth below is certain information as specified in Instruction 2 to Schedule 13D with respect to Sofaer Resources.

Name of Reporting Person	Jurisdiction of Organization of Reporting Person	Principal Business of Reporting Person	Address of Principal Business of Reporting Person	Address of Principal Office of Reporting Person, if different
Sofaer Capital Natural Resources Hedge Fund*	Cayman Islands	Mutual Trust	c/o Citco Trustees (Cayman) Limited, Regatta Office Park West Bay Road PO Box 31106 SMB Grand Cayman Cayman Islands

Marcus Hinkley		Trustee of Citco Trustees (Cayman) Limited	c/o Citco Trustees (Cayman) Limited, Regatta Office Park West Bay Road PO Box 31106 SMB Grand Cayman Cayman Islands

Robert Thomas		Trustee of Citco Trustees (Cayman) Limited	c/o Citco Trustees (Cayman) Limited, Regatta Office Park West Bay Road PO Box 31106 SMB Grand Cayman Cayman Islands

Page 3 of 7 Pages

Name of Reporting Person	Jurisdiction of Organization of Reporting Person	Principal Business of Reporting Person	Address of Principal Business of Reporting Person	Address of Principal Office of Reporting Person, if different
Sofaer Capital, Inc.	Hong Kong	Investment Advisor	Craigmuir Chambers Road Town Tortola British Virgin Islands

Michael Sofaer	Hong Kong	Sole Director and Officer of Sofaer Capital Inc.	16th Floor 16 Ice House Street Central Hong Kong

*	Citco Trustees (Cayman) Limited is the Trustee of the Sofaer Capital Natural Resources Hedge Fund. The Trustee has entered into a managing agreement with Sofaer Capital, Inc. to manage the funds held in the trust.

During the last five years, none of Sofaer Resources or, to the best of its knowledge, any of its trustees, directors, managers or executive officers, if any, have been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person acquired shares of Common Stock in the open market with funds derived from the available capital of the Reporting Person.

4.	PURPOSES OF TRANSACTION.

Sofaer Resources has attached as Exhibit 99.1 to this Statement a letter, dated October 23, 2006, from Sofaer Capital Inc, a British Virgin Islands company (“Sofaer”), to the shareholders of the Company confirming Sofaer’s intention to run an opposing slate of directors at the Company’s upcoming annual meeting. Sofaer Resources has agreed to participate with Sofaer (and the other participants, named in Item 6) in the intended solicitation of proxies.

Except as otherwise described in this Item 4 of this Statement, the acquisition of the shares of Common Stock by the Reporting Person is for investment purposes.

5.	INTEREST IN SECURITIES OF THE ISSUER.

A.	The Reporting Person owns 739,900 shares of the Common Stock. Although the Reporting Person is managed by independent trustees and pursues its own investment strategy, the Reporting Person is a participant in an intended solicitation of proxies. The Reporting Person may be deemed the beneficial

Page 4 of 7 Pages

owner of the shares of the other participants, Sofaer Capital Asian Hedge Fund, a Cayman Islands mutual trust (“SCAHF”), Sofaer Capital Global Hedge Fund, a Cayman Islands mutual trust (“SCGHF”), Sofaer, John Laurie Hunter, Eric Wing Cheong Leung, Mark Adam Parkin and Tim Whyte.

Sofaer Resources may also be deemed the beneficial owner of the shares of the parties to an Investor Group Agreement, dated December 23, 2004, which consist of Sofaer, SCAHF and SCGHF, as well as Restructuring Investors Limited, a British Virgin Islands Limited Liability Company (“Restructuring”), Passlake Limited, a Cayman Islands investment holding company (“Passlake”) and Persistency, a Cayman Islands limited company (“Persistency”).

Sofaer Resources may also be deemed the beneficial owner of 1,189,700 shares of Common Stock owned by RIT Capital Partners plc (“RIT”), a public limited company organized under the laws of England and Wales, by virtue of the fact that RIT has designated Sofaer to vote and dispose of RIT’s shares of Common Stock in accordance with Sofaer’s discretion.

Each of the parties described above disclaims beneficial ownership of the shares held by any other party.

By virtue of the relationships described above, the participants in the intended proxy solicitation, the Investor Group Agreement parties and RIT may all be deemed to be members of a “group”, as such term is used in Section 13(d)(3) of the Exchange Act. The aggregate beneficial ownership of such deemed group is 24,599,749 shares of Common Stock 17,574,349 shares of which are outstanding and 7,025,400 shares of which are issuable upon the exercise of warrants. According to the definitive proxy statement filed on behalf of the Company’s Board of Directors on October 27, 2006, there were 123,752,342 shares of Common Stock outstanding as of October 26, 2006. Together, the Reporting Person and the other members of the aforementioned deemed group therefore have a beneficial ownership percentage of 18.8%.

B.	Together, the Reporting Person and the other members of the aforementioned deemed group, may be deemed to have shared power to vote 24,599,749 shares of Common Stock.

Sofaer, Sofaer Resources, SCAHF and SCGHF have shared dispositive power over 9,664,779 shares of Common Stock. Mr. Parkin has sole dispositive power over 300,000 shares of Common Stock and may be deemed to be the beneficial owner of 103,400 shares of Common Stock held by Red Earth Holdings (not counted as beneficially owned by the aforementioned deemed group), a fund for which he is an advisor. None of Messrs. Hunter, Leung or Whyte has sole dispositive power over any shares of Common Stock. Restructuring has sole dispositive power over 4,442,865 shares of Common Stock, 150,000 shares of which (issuable upon the exercise of warrants) are not subject to the Investor Group Agreement and therefore not deemed beneficially owned by the aforementioned deemed group. Passlake has sole

Page 5 of 7 Pages

dispositive power over 566,676 shares of Common Stock. Persistency has sole dispositive power over 8,585,729 shares of Common Stock. RIT has shared dispositive power with Sofaer over 1,189,700 shares of Common Stock.

C.	Neither the Reporting Person nor any of the persons named in paragraph (A) have effected any transactions in the Common Stock during the past sixty (60) days, except as listed below:

Sofaer Resources acquired 100,000 shares of Common Stock on October 5, 2006, in the open market for a price of $0.9498 per share.

Sofaer Resources acquired 20,000 shares of Common Stock on October 17, 2006, in the open market for a price of $1.00 per share.

Sofaer Resources acquired 19,900 shares of Common Stock on October 18, 2006, in the open market for a price of $1.00 per share.

RIT acquired 100,000 shares of Common Stock on October 18, 2006, in the open market for a price of $1.0275 per share.

RIT acquired 127,200 shares of Common Stock on October 19, 2006, in the open market for a price of $1.0377 per share.

RIT acquired 2,500 shares of Common Stock on October 19, 2006, in the open market for a price of $1.05 per share.

RIT acquired 470,000 shares of Common Stock on October 20, 2006, in the open market for a price of $1.0981 per share.

RIT acquired 61,000 shares of Common Stock on October 23, 2006, in the open market for a price of $1.088 per share.

D.	Not applicable.

E.	Not applicable.

6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As of October 23, 2006, Sofaer Resources joined as a participant in an intended solicitation of proxies with Sofaer, SCAHF, and SCGHF, and certain individuals who have been nominated to serve as Directors of the Company. The participants in such solicitation filed a Schedule 14A relating to such solicitation on October 23, 2006 and a preliminary proxy statement on Schedule 14A relating to such solicitation on October 30, 2006.

7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1:     Letter, dated October 23, 2006, from Sofaer to the shareholders of the Company.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 30, 2006

SOFAER CAPITAL NATURAL RESOURCES HEDGE FUND

By:	/s/ Tim Whyte
Name:	Tim Whyte
Title:	Investment Manager

Page 7 of 7 Pages